Management’s Discussion and Analysis
for the quarter ended September 30, 2006

The following interim Management Discussion and Analysis (MD&A) provides a review of the significant developments and issues that influenced Tembec’s financial performance during its fourth quarter ended September 30, 2006. The MD&A should be read in conjunction with the interim consolidated financial statements for the period ended September 30, 2006 and the audited consolidated financial statements and annual MD&A for the fiscal year ended September 24, 2005, included in the Company’s Annual Report. All references to quarterly or Company information relate to Tembec’s fiscal quarters. EBITDA, net debt, total capitalization, free cash flow and certain other financial measures utilized in the MD&A are non-GAAP (Generally Accepted Accounting Principles) financial measures. As they have no standardized meaning prescribed by GAAP, they may not be comparable to similar measures presented by other companies. Non-GAAP financial measures are described in the Definitions section on the last page of the MD&A.

The interim MD&A contains statements that are forward-looking in nature. Such statements involve known and unknown risks and uncertainties that may cause Tembec’s actual results to be materially different from those expressed or implied by such forward-looking statements. Such items include, among others: general economic and business conditions; product selling prices; raw material and operating costs; changes in foreign currency exchange rates and other factors referenced herein and in Tembec’s continuous disclosure filings. The information in this report is as at November 22, 2006, the date of filing in conjunction with the Company’s press release announcing its results for the fourth fiscal quarter 2006. Disclosure contained in this document is current to that date, unless otherwise stated.

OVERVIEW

	Quarterly Results ($ millions)
	Fiscal 2005				Fiscal 2006
	Dec 04	Mar 05	Jun 05	Sep 05	Dec 05	Mar 06	Jun 06	Sep 06
Sales	872.1	880.2	937.7	816.8	788.8	818.0	862.3	863.0
Freight and sales deductions	106.2	98.3	106.5	95.6	94.3	96.6	101.7	105.7
Lumber duties	23.2	24.4	23.4	18.4	6.4	10.7	9.5	8.4
Cost of sales	720.2	704.7	741.3	671.7	683.2	667.8	688.1	683.1
SG&A	41.0	46.1	45.3	38.6	37.9	38.0	41.8	35.6

EBITDA	(18.5)	6.7	21.2	(7.5)	(33.0)	4.9	21.2	30.2
EBITDA Margin	(2.1) %	0.8%	2.3%	(0.9) %	(4.2) %	0.6%	2.5%	3.5%

Depreciation & amortization	58.6	61.4	56.8	61.0	55.7	55.8	48.8	47.8
Unusual items	20.3	-	136.1	98.1	-	176.1	(4.5)	17.8

Operating loss	(97.4)	(54.7)	(171.7)	(166.6)	(88.7)	(227.0)	(23.1)	(35.4)

Interest, foreign
exchange & other	(27.6)	6.2	13.6	18.5	20.5	10.7	41.9	38.4
Exchange loss (gain) on
long-term debt	(54.6)	(16.7)	20.1	(73.6)	(6.2)	3.0	(53.9)	(7.1)

Pre-tax loss	(15.2)	(44.2)	(205.4)	(111.5)	(103.0)	(240.7)	(11.1)	(66.7)
Income taxes (recovery)	(12.4)	(13.1)	(59.7)	24.5	(24.4)	(24.7)	(5.9)	(11.4)
Share of related company loss
(gain) and minority interests	(0.1)	-	0.1	-	-	-	1.4	(0.8)

Net loss from continuing
operations	(2.7)	(31.1)	(145.8)	(136.0)	(78.6)	(216.0)	(6.6)	(54.5)

Earnings from discontinued
operations	2.0	4.9	3.3	1.1	3.7	47.8	-	-

Net loss	(0.7)	(26.2)	(142.5)	(134.9)	(74.9)	(168.2)	(6.6)	(54.5)

OVERVIEW

During the December 2004 quarter, the Company adopted retroactively with restatement the new recommendations of Section 3110 of the Canadian Institute of Chartered Accountants (CICA) with respect to asset retirement obligations. These recommendations require entities to record a liability at fair value, in the period in which a legal obligation associated with the retirement of an asset is incurred. The associated costs are capitalized as part of the carrying value of the related asset and depreciated over its remaining useful life. The liability is accreted using a credit adjusted risk free interest rate. For such assets, a liability will be initially recognized in the period in which sufficient information exists to estimate a range of possible settlement dates. For the Company, asset retirement obligations in connection with the adoption of Section 3110 were primarily related to landfill capping obligations.

In February 2006, the Company sold its oriented strandboard (OSB) mill in Saint-Georges-de-Champlain, Quebec for total consideration of $98 million. Details of the transaction are discussed in the Discontinued Operations section of the MD&A. As a result of the sale, the financial results of the OSB operation, as well as the gain on disposition, have been reclassified as discontinued operations. Comparative figures have also been reclassified to exclude the OSB mill’s results from the Company’s continuing operations. For certain non-GAAP financial measures, the amounts presented still reflect the actual reported results of prior periods. In those circumstances, a footnote indicates that they include the results of the OSB operations.

SEPTEMBER 2006 QUARTER VS JUNE 2006 QUARTER

SALES
					Volume
$ millions	June	September	Total	Price	& Mix
	2006	2006	Variance	Variance	Variance

Forest Products	271.1	253.6	(17.5)	(11.7)	(5.8)
Pulp	388.1	394.2	6.1	21.0	(14.9)
Paper	220.5	235.3	14.8	2.7	12.1
Chemical & Other	50.4	50.0	(0.4)	(2.2)	1.8

	930.1	933.1	3.0	9.8	(6.8)
Less : Intersegment sales	(67.8)	(70.1)	(2.3)

Sales	862.3	863.0	0.7

Sales increased by $0.7 million as compared to the prior quarter. The Forest Products segment sales reduction of $17.5 million was primarily driven by lower prices as the segment absorbed the negative effect of lower US $ reference prices. Currency was not a factor as the Canadian $ averaged US $0.892, relatively unchanged from US $0.890 in the prior quarter. The Pulp segment sales increased by $6.1 million on the strength of higher US $ reference prices, partially offset by lower shipments. The prior quarter shipments had established a new record. The Paper segment sales increase of $14.8 million was due primarily to higher volumes.

EBITDA
					Cost
$ millions	June	September	Total	Price	& Volume
	2006	2006	Variance	Variance	Variance

Forest Products	0.1	(1.5)	(1.6)	(11.7)	10.1
Pulp	14.1	21.8	7.7	21.0	(13.3)
Paper	5.1	7.8	2.7	2.7	-
Chemical & Other	1.9	2.1	0.2	(2.2)	2.4

	21.2	30.2	9.0	9.8	(0.8)

EBITDA increased by $9.0 million as compared to the prior quarter. The Forest Products segment EBITDA decrease of $1.6 million was driven by the aforementioned decline in prices with lower timber costs providing an offset. The Pulp segment EBITDA increase of $7.7 million was driven by pricing improvement. The higher revenues were offset by higher costs relating primarily to the indefinite idling of a pulp mill. The Paper segment EBITDA increase of $2.7 million was the result of higher selling prices.

OPERATING EARNINGS (LOSS)
					Depreciation	Unusual
$ millions	June	September	Total	EBITDA	& Amortization	Item
	2006	2006	Variance	Variance	Variance	Variance

Forest Products	(8.2)	(19.2)	(11.0)	(1.6)	(1.6)	(7.8)
Pulp	(6.9)	(10.7)	(3.8)	7.7	3.0	(14.5)
Paper	(8.0)	(5.8)	2.2	2.7	(0.5)	-
Chemical & Other	-	0.3	0.3	0.2	0.1	-

	(23.1)	(35.4)	(12.3)	9.0	1.0	(22.3)

SEPTEMBER 2006 QUARTER VS JUNE 2006 QUARTER

The operating loss increased by $12.3 million as compared to the prior quarter. The Forest Products segment’s $11.0 million increase in operating loss was primarily caused by a $7.8 million negative unusual item variance. In the prior quarter, the Company had recorded a $4.5 million gain on the disposal of a component of its engineered wood operations. During the most recent quarter, the Company recorded various unusual items which in aggregate generated an unusual item charge of $3.3 million. The Pulp segment’s $3.8 million decline results primarily from an unusual charge that more than offset the improvement in EBITDA. The Paper segment’s operating loss declined by $2.2 million on the strength of improved EBITDA.

A more detailed review of items having impacted sales, EBITDA and operating results of each major business segment is outlined in a subsequent section of the MD&A. The following reviews the impact of non-operating items on the financial performance of the Company.

INTEREST, FOREIGN EXCHANGE AND OTHER
The following table summarizes interest, foreign exchange and other expenses by component:

	$ millions
	June	September
	2006	2006

Interest on indebtedness	33.9	34.1
Derivative financial instruments loss (gain)	(1.5)	0.5
Other foreign exchange items	10.3	1.3
Loss (gain) on consolidation of foreign integrated subsidiaries	(1.6)	0.5
Other items	0.8	2.0

	41.9	38.4

Interest on indebtedness increased by $0.2 million. Approximately 93% of the Company’s long-term debt relates to US $ senior notes with fixed rates of interest. As such, the only item affecting interest on long-term debt is a change in the relative value of the Canadian $ versus the US $.

GAIN ON TRANSLATION OF FOREIGN DEBT
During the September 2006 quarter, the Company recorded a gain of $7.1 million on the translation of its US $ denominated debt as the relative value of the Canadian $ increased from US $0.890 to US $0.895. In the prior quarter, the Canadian $ had increased from US $0.856 to US $0.890, and the Company had recorded a gain of $53.9 million. The after-tax impact of the gain on translation of foreign denominated debt was $5.9 million or $0.07 per share as compared to the prior quarter after-tax gain of $44.9 million or $0.52 per share.

INCOME TAXES
During the September 2006 quarter, the Company recorded an income tax recovery of $11.4 million on a pre-tax loss from continuing operations of $66.7 million. The income tax recovery was $10.9 million lower than the projected recovery of $22.3 million based on the Company’s effective rate of 33.3% . The tax recovery was positively impacted by several favourable items totalling $4.3 million, including $1.1 million relating to the non-taxable portion of the gain on the translation of US $ denominated debt. The non-recognition of period losses reduced the recovery by $10.4 million. Based on past financial performance, future income tax assets of the Company’s Canadian and U.S. operations have been limited to the amount that is more likely than not to be realized. In the prior quarter, the Company recorded an income tax recovery of $5.9 million on a pre-tax loss from continuing operations of $11.1 million. The income tax recovery was $2.2 million higher than the projected recovery of $3.7 million based on the Company’s effective rate of 33.3% . Additional income tax details are outlined in the notes to the interim financial statements.

SEPTEMBER 2006 QUARTER VS JUNE 2006 QUARTER

NET LOSS

The Company generated a net loss of $54.5 million or $0.64 per share compared to a net loss of $6.6 million or $0.08 per share in the prior quarter. As noted previously, the Company’s financial results were impacted by certain specific items. The following table summarizes the impact of theses items on the reported financial results. The Company believes it is useful supplemental information as it provides an indication of results excluding the specific items. This supplemental information is not intended as an alternative measure for net loss as determined by Canadian GAAP. The table below contains one recurring item, namely the gain or loss on translation of foreign debt. Because the Company has a substantial amount of US $ denominated debt, relatively minor changes in the value of the Canadian $ versus the US $ can lead to large unrealized periodic gains or losses. As well, this item receives capital gains/loss tax treatment and is not tax-affected at regular business income rates.

	June 2006 Quarter		September 2006 Quarter

	$ millions	$ per share	$ millions	$ per share

Net loss as reported
- in accordance with GAAP	(6.6)	(0.08)	(54.5)	(0.64)
Specific items (after-tax):
Gain on translation of foreign debt	(44.9)	(0.52)	(5.9)	(0.07)
Derivative financial instrument loss (gain)	(1.0)	(0.01)	0.3	-
Unusual item - Gain on sale of metal and webs operations	(3.1)	(0.04)	-	-
Unusual item - Smooth Rock Falls pulpmill	-	-	10.0	0.12
Unusual item - International pine operations	-	-	4.3	0.05
Unusual item - Sale of land and building	-	-	(0.7)	(0.01)

Net loss excluding specific items
- not in accordance with GAAP	(55.6)	(0.65)	(46.5)	(0.55)

SEPTEMBER 2006 QUARTER VS SEPTEMBER 2005 QUARTER
SALES
					Volume
$ millions	September	September	Total	Price	& Mix
	2005	2006	Variance	Variance	Variance

Forest Products	281.8	253.6	(28.2)	(30.9)	2.7
Pulp	323.4	394.2	70.8	19.3	51.5
Paper	230.7	235.3	4.6	(9.8)	14.4
Chemical & Other	44.9	50.0	5.1	(0.6)	5.7

	880.8	933.1	52.3	(22.0)	74.3
Less : Intersegment sales	(64.0)	(70.1)	(6.1)

Sales	816.8	863.0	46.2

Sales increased by $46.2 million as compared to the same quarter a year ago. The Forest Products segment sales declined by $28.2 million as a result of lower US $ reference prices. Pricing also was impacted by a stronger Canadian $, which averaged 7% higher versus the US $. The Pulp segment sales increased by $70.8 million on the strength of improved prices and higher shipments. The Paper segment sales increased by $4.6 million as lower selling prices were more than offset by increased shipments for all grades of paper.

EBITDA
					Cost
$ millions	September	September	Total	Price	& Volume
	2005	2006	Variance	Variance	Variance

Forest Products	(8.1)	(1.5)	6.6	(30.9)	37.5
Pulp	(1.7)	21.8	23.5	19.3	4.2
Paper	(1.4)	7.8	9.2	(9.8)	19.0
Chemical & Other	3.7	2.1	(1.6)	(0.6)	(1.0)

	(7.5)	30.2	37.7	(22.0)	59.7

EBITDA improved by $37.7 million over the prior year quarter. The Forest Products segment negative EBITDA declined by $6.6 million with lower prices being more than offset by lower costs. Lumber export duties on shipments to the US declined by $10.0 million due to reduced deposit rates that came into effect in December 2005. The Pulp segment EBITDA improved by $23.5 million as prices improved substantially. The Paper segment EBITDA improved by $9.2 million. This segment benefited from lower manufacturing costs which more than offset weaker revenues. Energy costs were lower and the segment also benefited from a more favourable exchange rate on the St. Francisville papermill’s US $ costs.

OPERATING EARNINGS (LOSS)
					Depreciation	Unusual
$ millions	September	September	Total	EBITDA	& Amortization	Item
	2005	2006	Variance	Variance	Variance	Variance

Forest Products	(26.5)	(19.2)	7.3	6.6	2.5	(1.8)
Pulp	(33.9)	(10.7)	23.2	23.5	10.5	(10.8)
Paper	(108.1)	(5.8)	102.3	9.2	0.2	92.9
Chemical & Other	1.9	0.3	(1.6)	(1.6)	-	-

	(166.6)	(35.4)	131.2	37.7	13.2	80.3

SEPTEMBER 2006 QUARTER VS SEPTEMBER 2005 QUARTER

The operating loss decreased by $131.2 million as compared to the year ago quarter. The Forest Products segment operating loss declined by $7.3 million. The aforementioned improvement in EBITDA was the most significant contributor. The Pulp segment operating loss of $10.7 million represented a $23.2 million improvement over the prior year quarter. The improvement was driven by the higher EBITDA and reduced depreciation expense resulting from the asset impairment charge on the Smooth Rock Falls pulpmill taken in the March 2006 quarter. The Paper segment operating loss declined by $102.3 million as the year ago quarter included an unusual charge of $92.9 million relating to three items; a charge of $45.0 million for the closure of a pulp line and of a paper machine; a charge of $26.3 million to reduce the carrying value of a dismantled paper machine; and a charge of $21.6 million to reduce the carrying value of previously recorded goodwill in the newsprint operations.

A more detailed review of items having impacted sales, EBITDA and operating results of each major business segment is outlined in a subsequent section of the MD&A. The following reviews the impact of non-operating items on the financial performance of the Company.

INTEREST, FOREIGN EXCHANGE AND OTHER

The following table summarizes interest, foreign exchange and other expense by component:

	$ millions

	September	September
	2005	2006

Interest on indebtedness	32.8	34.1
Amortization of deferred gain on foreign exchange contracts	(21.6)	(0.1)
Derivative financial instruments loss (gain)	(9.4)	0.5
Other foreign exchange items	10.3	1.3
Loss on consolidation of foreign integrated subsidiaries	2.5	0.5
Other items	3.9	2.1

	18.5	38.4

Interest on long-term debt declined by $1.1 million primarily as a result of the stronger Canadian $. Approximately 93% of the Company’s long-term debt relates to US $ senior notes with fixed rates of interest. As such, the only item affecting interest on long-term debt is a change in the relative value of the Canadian $ versus the US $. Interest on short-term debt increased by $2.4 million as the Company increased the use of its short-term operating lines.

Effective September 28, 2003, the Company applied the accounting treatment prescribed by EIC-128 of the CICA with respect to derivative financial instruments that do not qualify for hedge accounting. Prior to the implementation of this guideline, gains and losses related to financial instruments, primarily foreign exchange contracts, were recognized on the maturity dates of the instruments. If derivative financial instruments were sold or traded prior to their stated maturity dates, the gains or losses were deferred and recognized on the statement of operations as per the original maturity dates. The old rules required disclosure of outstanding derivative financial instruments and their mark to market value in the notes to the financial statements, but the positions were not shown on the Company’s balance sheet. The Company applied EIC-128 and the accounting guideline for discontinuing hedge accounting at the beginning of fiscal 2004.

The following table summarizes the change in the unamortized deferred gain on foreign exchange contracts during the September 2005 and 2006 quarters:

	$ millions
	Opening		Ending
	Balance	Amortization	Balance

September 2005	60.0	(21.6)	38.4

September 2006	0.1	(0.1)	-

SEPTEMBER 2006 QUARTER VS SEPTEMBER 2005 QUARTER

Since the beginning of fiscal 2004, the Company has shown the fair value of its derivative financial instruments on its balance sheet and the resulting gain or loss for the period has been reflected in its statement of operations. Derivative financial instruments relate primarily to foreign exchange contracts but also include commodity related instruments such as lumber futures and hedges for purchased waste fibre and energy.

The following tables summarize the change in the market value of derivative financial instruments during the September 2005 and 2006 quarters:

	$ millions
	Opening	Gain	Disbursements	Ending
September 2005 Quarter	Balance	(Loss)	(Proceeds)	Balance

Market value of outstanding foreign
exchange contracts	43.7	5.5	(49.0)	0.2
Market value of commodity related
derivative financial instruments	5.8	3.9	(4.0)	5.7

	49.5	9.4	(53.0)	5.9

	$ millions
	Opening	Gain	Disbursements	Ending
September 2006 Quarter	Balance	(Loss)	(Proceeds)	Balance

Market value of outstanding foreign
exchange contracts	1.8	0.5	(2.2)	0.1
Market value of commodity related
derivative financial instruments	0.5	(1.0)	0.5	-

	2.3	(0.5)	(1.7)	0.1

There was limited activity in the September 2006 quarter relating to foreign exchange contracts. The Company had sold the bulk of its portfolio in the September 2005 quarter.

GAIN ON TRANSLATION OF FOREIGN DEBT
During the September 2006 quarter, the Company recorded a gain of $7.1 million on the translation of its US $ denominated debt as the relative value of the Canadian $ increased from US $0.890 to US $0.895. In the comparable period a year ago, the Canadian $ had increased from US $0.811 to US $0.854, and the Company had recorded a gain of $73.6 million. The after-tax impact of the gain on translation of foreign denominated debt was $5.9 million or $0.07 per share as compared to the prior year after-tax gain of $61.3 million or $0.72 per share.

INCOME TAXES
During the September 2006 quarter, the Company recorded an income tax recovery of $11.4 million on a pre-tax loss from continuing operations of $66.7 million. The income tax recovery was $10.9 million lower than the projected recovery of $22.3 million based on the Company’s effective rate of 33.3% . The tax recovery was positively impacted by several favourable items totalling $4.3 million, including $1.1 million relating to the non-taxable portion of the gain on the translation of US $ denominated debt. The non-recognition of period losses reduced the recovery by $10.4 million. Based on past financial performance, future income tax assets of the Company’s Canadian and U.S. operations have been limited to the amount that is more likely than not to be realized. In the September 2005 quarter, the Company recorded an income tax provision of $24.5 million on a pre-tax loss of $111.5 million. This represented a negative variance of $61.6 million when compared to a projected income tax recovery of $37.1 million based on the Company’s effective tax rate of 33.3% . The negative variance was due to several items. The non-recognition of period losses, primarily related to our US operations reduced the recovery by $20.6 million. As well, the reduction in carrying value of a previously recognized income tax asset relating to the US operations further reduced the income tax recovery by $32.2 million. Non-deductible expenses, primarily related to goodwill impairment, decreased the recovery by $18.8 million. Additional details are outlined in the notes to the interim financial statements.

SEPTEMBER 2006 QUARTER VS SEPTEMBER 2005 QUARTER

EARNINGS FROM DISCONTINUED OPERATIONS
In February 2006, the Company sold its OSB mill located in Saint-Georges-de Champlain, Quebec for total consideration of $98 million. The earnings from this operation in the year ago quarter amounted to $1.1 million or $0.01 per share. There was no impact on the current quarter’s financial results.

NET LOSS
The Company generated a net loss of $54.5 million or $0.64 per share compared to a net loss of $134.9 million or $1.58 per share in the corresponding quarter of the prior year. As noted previously, the Company’s financial results were impacted by certain specific items. The following table summarizes the impact of these items on the reported financial results. The Company believes it is useful supplemental information as it provides an indication of results excluding the specific items. This supplemental information is not intended as an alternative measure for net loss as determined by Canadian GAAP. The table below contains one recurring item, namely the gain or loss on translation of foreign debt. Because the Company has a substantial amount of US $ denominated debt, relatively minor changes in the value of the Canadian $ versus the US $ can lead to large unrealized periodic gains or losses. As well, the item receives capital gains/loss tax treatment and is not tax-affected at regular business income rates.

	September 2005 Quarter		September 2006 Quarter

	$ millions	$ per share	$ millions	$ per share

Net loss as reported
- in accordance with GAAP	(134.9)	(1.58)	(54.5)	(0.64)
Specific items (after-tax):
Gain on translation of foreign debt	(61.3)	(0.72)	(5.9)	(0.07)
Derivative financial instruments loss (gain)	(6.3)	(0.07)	0.3	-
Amortization of deferred gain on
foreign exchange contracts	(14.5)	(0.17)	-	-
Asset impairment	2.4	0.03	-	-
Unusual item - St. Francisville papermill	45.0	0.53	-	-
Unusual item - Dismantled machines	19.8	0.23	-	-
Unusual item - Goodwill impairment	22.7	0.26	-	-
Unusual item - Smooth Rock Falls pulpmill	-	-	10.0	0.12
Unusual item - International pine operations	-	-	4.3	0.05
Unusual item - Sale of land and building	-	-	(0.7)	(0.01)
Earnings from discontinued operations - OSB mill	(1.1)	(0.01)	-	-

Net loss excluding specific items
- not in accordance with GAAP	(128.2)	(1.50)	(46.5)	(0.55)

YEAR ENDED SEPTEMBER 2006 VS YEAR ENDED SEPTEMBER 2005

SALES
					Volume
$ millions	September	September	Total	Price	& Mix
	2005	2006	Variance	Variance	Variance

Forest Products	1,267.3	1,088.0	(179.3)	(101.3)	(78.0)
Pulp	1,372.6	1,451.4	78.8	(23.1)	101.9
Paper	942.8	874.4	(68.4)	(15.9)	(52.5)
Chemical & Other	208.9	198.7	(10.2)	(17.3)	7.1

	3,791.6	3,612.5	(179.1)	(157.6)	(21.5)
Less : Intersegment sales	(284.8)	(280.4)	4.4

Sales	3,506.8	3,332.1	(174.7)

Sales declined by $174.7 million as compared to the prior year. The Forest Products segment sales declined by $179.3 million as a results of lower prices and volumes. Pricing was impacted by lower US $ reference prices and a stronger Canadian $, which averaged 7% higher versus the US $. A portion of the volume reduction was the result of the permanent shutdown of several manufacturing facilities. The Pulp segment sales increased by $78.8 million with higher volumes more than offsetting lower selling prices. The Paper segment sales declined by $68.4 million, primarily as a result of lower volumes. The decline in shipments was caused by the permanent closures of the Saint-Raymond, Quebec papermill and of an uncoated bleached board machine at the St. Francisville, Louisiana papermill.

EBITDA
					Cost
$ millions	September	September	Total	Price	& Volume
	2005	2006	Variance	Variance	Variance

Forest Products	31.8	22.5	(9.3)	(101.3)	92.0
Pulp	(24.7)	5.9	30.6	(23.1)	53.7
Paper	(13.1)	(11.2)	1.9	(15.9)	17.8
Chemical & Other	7.9	6.1	(1.8)	(17.3)	15.5

	1.9	23.3	21.4	(157.6)	179.0

EBITDA increased by $21.4 million as compared to the prior year period. The Forest Products segment EBITDA declined by $9.3 million with lower prices being partially offset by lower costs. Lumber export duties on shipments to the US declined by $54.4 million due to reduced deposit rates that came into effect in December 2005. The Pulp segment EBITDA improved by $30.6 million as lower manufacturing costs more than offset the decline in selling prices. The cost improvement was driven by a more favourable exchange rate on the French pulpmills’ Euro costs. The Paper segment EBITDA was relatively unchanged with lower manufacturing costs negating the impact of lower selling prices. Chemical segment prices and costs decreased by similar amounts and profitability remained relatively unchanged. This is to be expected for this segment as raw material prices are linked to product selling prices.

OPERATING EARNINGS (LOSS)
					Depreciation	Unusual
$ millions	September	September	Total	EBITDA	& Amortization	Item
	2005	2006	Variance	Variance	Variance	Variance

Forest Products	(81.3)	(30.9)	50.4	(9.3)	1.4	58.3
Pulp	(142.5)	(269.9)	(127.4)	30.6	21.7	(179.7)
Paper	(267.2)	(71.9)	195.3	1.9	6.9	186.5
Chemical & Other	0.6	(1.5)	(2.1)	(1.8)	(0.3)	-

	(490.4)	(374.2)	116.2	21.4	29.7	65.1

YEAR ENDED SEPTEMBER 2006 VS YEAR ENDED SEPTEMBER 2005

The operating loss decreased by $116.2 million as compared to the prior year period. The Forest Products segment operating loss declined by $50.4 million due to a positive variance on unusual items. In the prior year period, the Company recorded unusual charges totalling $57.1 million related to the permanent closure of several facilities. The Pulp segment operating loss increased by $127.4 million. The current year loss includes an unusual charge of $183.5 million as a result of asset impairment and other charges relating to the Smooth Rock Falls, Ontario pulpmill. The impairment charge was the principal reason depreciation and amortization expense declined by $21.7 million. The Paper segment operating loss declined by $195.3 million. The prior year results included an unusual charge of $100.7 million relating to the permanent closure of the Saint-Raymond, Quebec papermill as well as a charge of $92.9 million relating to three items; a charge of $45.0 million for the closure of a pulp line and a paper machine; a charge of $26.3 million to reduce the carrying value of a dismantled paper machine; and a charge of $21.6 million to reduce the carrying value of previously recorded goodwill in the newsprint operations.

A more detailed review of items having impacted sales, EBITDA and operating results of each major business segment is outlined in a subsequent section of the MD&A. The following reviews the impact of non-operating items on the financial performance of the Company.

INTEREST, FOREIGN EXCHANGE AND OTHER

The following table summarizes interest, foreign exchange and other expense by component:
	September	September
	2005	2006

Interest on indebtedness	130.0	135.4
Amortization of deferred gain on foreign exchange contracts	(117.9)	(38.4)
Derivative financial instruments gain	(30.3)	(0.3)
Other foreign exchange items	17.1	10.9
Loss on consolidation of foreign integrated subsidiaries	5.6	0.5
Other items	6.2	3.4

	10.7	111.5

Interest on long-term debt declined by $5.0 million primarily as a result of the stronger Canadian $. Approximately 93% of the Company’s long-term debt relates to US $ senior notes with fixed rates of interest. As such, the only item affecting interest on long-term debt is a change in the relative value of the Canadian $ versus the US $. Interest on short-term debt increased by $10.4 million as the Company made greater use of its short-term operating lines.

Effective September 28, 2003, the Company applied the accounting treatment prescribed by EIC-128 of the CICA with respect to derivative financial instruments that do not qualify for hedge accounting. Prior to the implementation of this guideline, gains and losses related to financial instruments, primarily foreign exchange contracts, were recognized on the maturity dates of the instruments. If derivative financial instruments were sold or traded prior to their stated maturity dates, the gains or losses were deferred and recognized on the statement of operations as per the original maturity dates. The old rules required disclosure of outstanding derivative financial instruments and their mark to market value in the notes to the financial statements, but the positions were not shown on the Company’s balance sheet. The Company applied EIC-128 and the accounting guideline for discontinuing hedge accounting at the beginning of fiscal 2004.

The following table summarizes the change in the unamortized deferred gain on foreign exchange contracts during the comparable years ended September 2005 and September 2006:

	$ millions
	Opening		Ending
	Balance	Amortization	Balance

September 2005	156.3	(117.9)	38.4

September 2006	38.4	(38.4)	-

YEAR ENDED SEPTEMBER 2006 VS YEAR ENDED SEPTEMBER 2005

Since the beginning of fiscal 2004, the Company has shown the fair value of its derivative financial instruments on its balance sheet and the resulting gain or loss for the period has been reflected in its statement of operations. Derivative financial instruments relate primarily to foreign exchange contracts but also include commodity related instruments such as lumber futures and hedges for purchased waste fibre and energy.

The following tables summarize the change in the market value of derivative financial instruments during the comparable years ended September 2005 and 2006:

	$ millions
	Opening	Gain	Disbursements	Ending
Year ended September 2005	Balance	(Loss)	(Proceeds)	Balance

Market value of outstanding foreign
exchange contracts	104.9	22.7	(127.4)	0.2
Market value of commodity related
derivative financial instruments	9.4	7.6	(11.3)	5.7

	114.3	30.3	(138.7)	5.9

	$ millions
	Opening	Gain	Disbursements	Ending
Year ended September 2006	Balance	(Loss)	(Proceeds)	Balance

Market value of outstanding foreign
exchange contracts	0.2	2.8	(2.9)	0.1
Market value of commodity related
derivative financial instruments	5.7	(2.5)	(3.2)	-

	5.9	0.3	(6.1)	0.1

There was limited activity in fiscal 2006. The Company had sold the bulk of its remaining portfolio in the prior year.

GAIN ON TRANSLATION OF FOREIGN DEBT
During fiscal 2006, the Company recorded a gain of $64.2 million on the translation of its US $ denominated debt as the relative value of the Canadian $ increased from US $0.854 to US $0.895. In the prior year, the Canadian $ had increased from US $0.784 to US $0.854, and the Company had recorded a gain of $124.8 million. The after-tax impact of the gain on translation of foreign denominated debt was $53.5 million or $0.62 per share as compared to the prior year after-tax gain of $104.2 million or $1.22 per share.

INCOME TAXES
During fiscal 2006, the Company recorded an income tax recovery of $66.4 million on a pre-tax loss from continuing operations of $421.5 million. The income tax recovery was $74.0 million lower than the projected recovery of $140.4 million based on the Company’s effective tax rate of 33.3% . The non-recognition of period losses reduced the recovery by $88.5 million. Based on past financial performance, future income tax assets of the Company’s Canadian and U.S. operations have been limited to the amount that is more likely than not to be realized. In the comparable period a year ago, the Company recorded an income tax recovery of $60.7 million on a pre-tax loss from continuing operations of $376.3 million, compared to a projected recovery of $125.3 million. This represented a negative variance of $64.6 million which was caused by several items. The non-recognition of period losses, primarily related to our US operations reduced the recovery by $32.8 million. As well, the reduction in carrying value of a previously recognized income tax asset relating to the US operations further reduced the income tax recovery by $32.2 million. Non-deductible expenses, primarily related to goodwill impairment, decreased the recovery by $20.9 million. Additional income tax details are outlined in the notes to the interim financial statements.

YEAR ENDED SEPTEMBER 2006 VS YEAR ENDED SEPTEMBER 2005

EARNINGS FROM DISCONTINUED OPERATIONS
In February 2006, the Company sold its OSB mill located in Saint-Georges-de Champlain, Quebec for total consideration of $98 million. The sale generated an after-tax gain of $46.9 million or $0.55 per share. As well, the OSB mill generated net earnings of $4.6 million or $0.05 per share during the five months it was owned by the Company. This compares to net earnings of $11.3 million or $0.13 per share in the prior year.

NET LOSS
The Company generated a net loss of $304.2 million or $3.55 per share compared to a net loss of $304.3 million or $3.55 per share in the same period a year ago. As noted previously, the Company’s financial results were impacted by certain specific items. The following table summarizes the impact of these items on the reported financial results. The Company believes it is useful supplemental information as it provides an indication of results excluding the specific items. This supplemental information is not intended as an alternative measure for net loss as determined by Canadian GAAP. The table be low contains one recurring item, namely the gain or loss on translation of foreign debt. Because the Company has a substantial amount of US $ denominated debt, relatively minor changes in the value of the Canadian $ versus the US $ can lead to large unrealized periodic gains or losses. As well, the item receives capital gains/loss tax treatment and is not tax-affected at regular business income rates.

	Year ended		Year ended
	September 2005		September 2006

	$ millions	$ per share	$ millions	$ per share

Net loss as reported
- in accordance with GAAP	(304.3)	(3.55)	(304.2)	(3.55)
Specific items (after-tax):
Gain on translation of foreign debt	(104.2)	(1.22)	(53.5)	(0.62)
Derivative financial instruments gain	(20.4)	(0.24)	(0.2)	-
Amortization of deferred gain on
foreign exchange contracts	(79.6)	(0.93)	(25.6)	(0.30)
Unusual item - Sawmills	37.6	0.44	-	-
Unusual item - Saint-Raymond papermill	68.3	0.80	-	-
Unusual item - Dismantled machines	19.8	0.23	-	-
Unusual item - Asset impairment	2.4	0.03	-	-
Unusual item - Goodwill impairment	22.7	0.26	-	-
Unusual item - Smooth Rock Falls pulpmill	-	-	121.3	1.42
Unusual item - St. Francisville papermill	45.0	0.53	7.1	0.08
Unusual item - Gain on sale of metal and webs operations	-	-	(3.1)	(0.04)
Unusual item - International pine operations	-	-	4.3	0.05
Unusual item - Sale of land and building	-	-	(0.7)	(0.01)
Earnings from discontinued operations - OSB mill	(11.3)	(0.13)	(51.5)	(0.60)

Net loss excluding specific items
- not in accordance with GAAP	(324.0)	(3.78)	(306.1)	(3.57)

FOREST PRODUCTS

	Quarterly Results

	Fiscal 2005				Fiscal 2006

	Dec 04	Mar 05	Jun 05	Sep 05	Dec 05	Mar 06	Jun 06	Sep 06

Financial ($ millions)
Sales (1)	312.3	334.8	338.4	281.8	275.4	287.9	271.1	253.6
EBITDA	17.1	10.6	12.2	(8.1)	10.2	13.7	0.1	(1.5)
Depreciation & amortization	13.1	14.3	11.7	16.9	13.3	14.1	12.8	14.4
Unusual items	20.3	-	35.4	1.5	-	-	(4.5)	3.3

Operating loss	(16.3)	(3.7)	(34.9)	(26.5)	(3.1)	(0.4)	(8.2)	(19.2)

Shipments
SPF lumber (mmfbm)	367.9	372.3	375.5	348.3	356.0	360.8	375.2	359.7

Reference Prices
Western SPF KD std &
better (US$ per mfbm)	328	393	353	321	320	336	311	276
KD #2 & better delivered
G.L. (US$ per mfbm)	406	462	425	396	391	409	386	351
KD stud delivered G.L.
(US$ per mfbm)	398	462	428	396	378	391	370	314

(1) Includes intersegment sales eliminated on consolidation

September 2006 Quarter vs June 2006 Quarter

The Forest Products segment generated negative EBITDA of $1.5 million on sales of $253.6 million. This compares to EBITDA of $0.1 million on sales of $271.1 million in the prior quarter. The sales decrease of $17.5 million was caused by lower volumes and selling prices for SPF lumber. US $ reference prices for random lumber decreased by approximately US $35 per mfbm while stud lumber decreased by US $56 per mfbm. Currency was not a factor as the Canadian $ averaged US $0.892, relatively unchanged from US $0.890 in the prior quarter. The net effect was a decrease in EBITDA of $11.4 million or $32 per mfbm. The lower prices were partially offset by lower timber costs for SPF lumber sawmills. During the quarter, countervailing and antidumping duties totalled $8.4 million, compared to $9.5 million in the prior quarter. Since May 2002, the Company has incurred $345.3 million of duties.

The Forest Products segment generated an operating loss of $19.2 million, as compared to a loss of $8.2 million in the prior quarter. The majority of the increase in the operating loss relates to unusual items. In the September 2006 quarter, the Company recorded various charges totalling $4.3 million to reduce the net assets of pine lumber operations in France and Chile as well as two international sales offices to fair value. The Company also recorded a gain of $1.0 million on the sale of land and building of a lumber remanufacturing facility that had been permanently idled in the prior year. In the June 2006 quarter, the Company realized a gain of $4.5 million on the disposal of the Temlam joint venture’s metal plates and webs operations. This amount represented the Company’s 50% share of the gain.

FOREST PRODUCTS

September 2006 Quarter vs September 2005 Quarter

The Forest Products segment generated negative EBITDA of $1.5 million on sales of $253.6 million. This compares to negative EBITDA of $8.1 million on sales of $281.8 million in the comparable quarter of the prior year. Lower selling prices of SPF lumber accounted for $25.8 million of the $28.2 million decline in sales. Lower prices for engineered wood products generated the balance of the decrease in sales. US $ reference prices for random lumber were down by approximately US $45 per mfbm, while the reference price for stud lumber declined by US $82 per mfbm. The decline in selling prices was also related to a stronger Canadian $, which averaged 7% higher versus the US $. As a result, the average selling price of SPF lumber declined by $72 per mfbm from the year ago quarter, decreasing EBITDA by $25.8 million. The lower prices were more than offset by lower manufacturing costs, primarily timber consumed in the SPF lumber operations. SPF lumber margins were also favourably impacted by lower lumber export duties. During the quarter, countervailing and antidumping duties totalled $8.4 million, down from $18.4 million incurred in the September 2005 quarter. The decline is due to the reduced rates which came into effect in December 2005.

The Forest Products segment generated an operating loss of $19.2 million, as compared to an operating loss of $26.5 million in the prior year quarter. The $6.6 million improvement in EBITDA accounted for most of the decrease in operating loss. During the September 2005 quarter, the Company performed the required annual impairment test of goodwill and found that impairment did exist in relation to its hardwood flooring business. As a result, a goodwill impairment charge of $1.5 million was recorded. During the most recent quarter, the Company recorded various charges totalling $4.3 million to reduce the net assets of pine lumber operations in France and Chile as well as two international sales offices to fair value. Finally, a gain of $1.0 million was realized on the sale of land and building of a lumber remanufacturing facility that had been permanently idled in the prior year.

Year ended September 2006 vs Year ended September 2005

The Forest Products segment generated EBITDA of $22.5 million on sales of $1,088.0 million. This compares to EBITDA of $31.8 million on sales of $1,267.3 million in the prior fiscal year. Lower selling prices and volumes of SPF lumber accounted for $96.3 million of the $179.3 million decline in sales. The shutdown of the Marks Lumber reman operations and the Davidson hardwood and pine sawmills reduced sales by a further $42.3 million. US $ reference prices for random lumber were down by approximately US $38 per mfbm, while the reference price for stud lumber declined by US $58 per mfbm. The decline in selling prices was also related to a stronger Canadian $, which averaged 7% higher versus the US $. As a result, the average selling price of SPF lumber declined by $63 per mfbm from the year ago period, decreasing EBITDA by $91.7 million. The lower prices were partially offset by lower manufacturing costs, primarily timber consumed in the SPF lumber operations. SPF lumber margins were also favourably impacted by lower lumber export duties. During the year, countervailing and antidumping duties totalled $35.0 million, down from $89.4 million in the prior year. The decline is due to reduced rates that came into effect in December 2005.

The Forest Products segment generated an operating loss of $30.9 million compared to an operating loss of $81.3 million in the prior year. During the prior year, the Company recorded unusual charges totalling $57.1 million related to the permanent closure of several facilities. These included an SPF lumber sawmill in Kirkland Lake, Ontario, an SPF lumber sawmill in Opasatika, Ontario, an SPF lumber sawmill in La Sarre, Quebec, hardwood and pine sawmills in Davidson, Quebec, a hardwood sawmill in Temiscaming, Quebec and the Marks Lumber reman facility in Brantford, Ontario. A charge relating to the impairment of goodwill for the hardwood flooring business was also recorded in the prior year. During fiscal 2006, the Company recorded a gain of $4.5 million on the disposal of the Temlam joint venture’s metal and webs operations as well as a gain of $1.0 million on the sale of land and building of a lumber remanufacturing facility that had been permanently idled in the prior year. The Company also recorded various charges totalling $4.3 million to reduce the carrying value of the net assets of pine lumber operations in France and Chile as well as two international sales offices to fair value.

The following table summarizes lumber export duties expensed and remitted since May 2002.

		$ millions

		C$	C$	US$
		Duties Expensed	Duties remitted	Duties remitted

Fiscal	2002	28.3	25.2	15.7
Fiscal	2003	81.2	73.8	50.8
Fiscal	2004	111.4	106.3	80.9
Fiscal	2005	89.4	91.4	73.2
Fiscal	2006	35.0	47.5	41.4

		345.3	344.2	262.0

PULP

	Quarterly Results

	Fiscal 2005				Fiscal 2006

	Dec 04	Mar 05	Jun 05	Sep 05	Dec 05	Mar 06	Jun 06	Sep 06

Financial ($ millions)
Sales (1)	347.4	347.0	354.8	323.4	313.4	355.7	388.1	394.2
EBITDA	(37.1)	4.3	9.8	(1.7)	(31.8)	1.8	14.1	21.8
Depreciation & amortization	28.2	29.5	27.9	28.4	26.6	26.7	21.0	18.0
Unusual items	-	-	-	3.8	-	169.0	-	14.5

Operating loss	(65.3)	(25.2)	(18.1)	(33.9)	(58.4)	(193.9)	(6.9)	(10.7)

Shipments
Paper pulp (000's tonnes)	430.9	396.7	399.1	389.3	400.4	438.8	468.3	431.2
Specialty pulp (000's tonnes)	85.2	89.9	83.7	77.9	69.0	92.1	95.1	103.3
Internal (000's tonnes)	25.7	24.7	27.5	25.4	26.2	25.7	29.6	33.0

Total	541.8	511.3	510.3	492.6	495.6	556.6	593.0	567.5

Reference Prices
NBSK - delivered US
(US$ per tonne)	630	670	653	623	638	653	705	757
NBSK - delivered N. Europe
(US$ per tonne)	602	640	613	587	600	618	665	710
Bleached hardwood high yield
- delivered N. Europe
(US$ per tonne)	462	520	557	550	553	562	585	620

(1) Includes intersegment sales eliminated on consolidation

September 2006 Quarter vs June 2006 Quarter

The Pulp segment generated EBITDA of $21.8 million on sales of $394.2 million for the quarter ended September 2006 compared to EBITDA of $14.1 million on sales of $388.1 million in the June 2006 quarter. The $6.1 million increase in sales was driven by higher selling prices for all grades of pulp partially offset by lower shipments of kraft pulp. The lower volume is due to the indefinite closure of the Smooth Rock Falls, Ontario, NBSK pulp mill in late July, which reduced shipments by 19,200 tonnes. US $ reference prices increased for all grades of pulp. Currency was not a factor as the Canadian $ averaged US $ 0.892, relatively unchanged from US $0.890 in the prior quarter. The net price effect was an increase of $37 per tonne, increasing EBITDA by $21.0 million. Higher manufacturing costs partially offset the higher revenues. The Company incurred $3.6 million of non-recurring costs in relation to the idling of the Smooth Rock Falls pulp mill. In addition to the 35,000 tonnes of lost production at the Smooth Rock Falls facility, the Company incurred 12,100 tonnes of downtime at its other pulpmills in the September 2006 quarter. This compares to 11,200 tonnes in the prior quarter.

The Pulp segment generated an operating loss of $10.7 million compared to an operating loss of $6.9 million in the prior quarter. The aforementioned increase in EBITDA was more than offset by an unusual charge of $14.5 million relating to the idled Smooth Rock Falls pulpmill.

PULP

September 2006 Quarter vs September 2005 Quarter

The Pulp segment generated EBITDA of $21.8 million on sales of $394.2 million for the quarter ended September 2006, compared to negative EBITDA of $1.7 million on sales of $323.4 million in the September 2005 quarter. The $70.8 million increase in sales was due to higher shipments. In the prior year quarter, market conditions were relatively poor and production exceeded shipments by 22,000 tonnes. The recent quarter saw improved demand and shipments exceeded production by 31,000 tonnes. While US $ reference prices for pulp were higher than those of a year ago, prices were negatively affected by a stronger Canadian $, which averaged 7% higher versus the US $. The net price effect was an increase of $34 per tonne, increasing EBITDA by $19.3 million. The pulp margins also benefited from lower manufacturing costs. In the prior year, the Company had taken downtime of 35,700 tonnes, including a significant portion of market related downtime taken to control inventory levels. While total downtime in the most recent quarter was higher, its concentration at one facility mitigated the negative impact on the pulp group’s overall manufacturing costs.

The Pulp segment generated an operating loss of $10.7 million compared to an operating loss of $33.9 million a year ago. In addition to the aforementioned improvement in EBITDA, depreciation expense was reduced by $10.4 million, primarily due to the absence of depreciation expense for the Smooth Rock Falls pulpmill. The carrying value of the mill’s fixed assets had been reduced in the March 2006 quarter. In the September 2005 quarter, the Company recorded an unusual item charge of $3.8 million relating to the reduction of the carrying value of a dismantled pulp machine. In the September 2006 quarter, the Company recorded an unusual charge of $14.5 million relating to the idled Smooth Rock Falls pulpmill.

Year ended September 2006 vs Year ended September 2005

The Pulp segment generated EBITDA of $5.9 million on sales of $1,451.4 million compared to negative EBITDA of $24.7 million on sales of $1,372.6 million a year ago. Sales increased by $78.8 million with record shipment levels partially offset by lower prices. Relatively strong market conditions in the latter half of fiscal 2006 resulted in shipments exceeding production by 128,800 tonnes. While US $ reference prices for pulp were higher than those of a year ago, prices were negatively affected by a stronger Canadian $, which averaged 7% higher versus the US $. The net price effect was a decrease of $10 per tonne, lowering EBITDA by $23.1 million. The lower revenues were more than offset by lower manufacturing costs, resulting primarily from a more favourable exchange rate on the French pulpmills’ Euro costs. Total downtime in fiscal 2006 was 119,400 tonnes compared to 101,600 tonnes in the prior year.

The Pulp segment generated an operating loss of $269.9 million compared to an operating loss of $142.5 million in the prior year. In addition to the aforementioned improvement in EBITDA, depreciation expense was reduced by $21.7 million, primarily due to the absence of Smooth Rock Falls pulp mill’s depreciation expense for the last six months of fiscal 2006. The carrying value of the mill’s fixed assets had been reduced in the March 2006 quarter. In the prior year, the Company recorded an unusual item charge of $3.8 million relating to the reduction of the carrying value of a dismantled pulp machine. In the current year, the Company recorded unusual items of $183.5 million as a result of asset impairment and other charges relating to the Smooth Rock Falls pulpmill.

PAPER
	Quarterly Results

	Fiscal 2005				Fiscal 2006

	Dec 04	Mar 05	Jun 05	Sep 05	Dec 05	Mar 06	Jun 06	Sep 06
Financial ($ millions)
Sales	232.5	224.9	254.7	230.7	216.3	202.3	220.5	235.3
EBITDA	(0.6)	(9.4)	(1.7)	(1.4)	(12.4)	(11.7)	5.1	7.8
Depreciation & amortization	15.6	15.7	15.3	13.9	13.9	13.0	13.1	13.6
Unusual items	-	-	100.7	92.8	-	7.1	-	-

Operating loss	(16.2)	(25.1)	(117.7)	(108.1)	(26.3)	(31.8)	(8.0)	(5.8)

Shipments
Newsprint (000's tonnes)	124.9	112.0	129.6	122.7	123.3	122.6	128.4	134.4
Coated paper (000's tonnes)	66.0	65.2	66.1	65.6	61.6	57.1	64.7	69.7
Specialty papers (000's tonnes)	73.4	71.5	79.6	60.6	53.2	47.2	58.2	60.5

Total	264.3	248.7	275.3	248.9	238.1	226.9	251.3	264.6

Reference Prices
Newsprint - 48.8 gram
East coast (US$ per tonne)	567	571	589	612	627	644	658	663
Coated #5 - 40 lb
(US$ per short ton)	775	790	838	880	880	873	852	820
15 pt. Bleached Coated
Board (US $ per short ton)	747	760	767	780	780	800	807	830

September 2006 Quarter vs June 2006 Quarter

The Paper segment generated EBITDA of $7.8 million on sales of $235.3 million. This compares to EBITDA of $5.1 million on sales of $220.5 million in the prior quarter. Sales increased by $14.8 million primarily as a result of higher shipments. US $ reference prices for newsprint and coated bleached board improved by US $5 per tonne and US $23 per short ton respectively while coated papers experienced a decline of US $32 per short ton. Currency was not a factor as the Canadian $ averaged US $0.892, relatively unchanged from US $0.890 in the prior quarter. The net price effect was an increase of $10 per tonne, increasing EBITDA by $2.7 million. Manufacturing costs were relatively unchanged from those of the prior quarter. Total downtime in the September quarter was 1,400 tonnes, up from 1,200 tonnes in the prior quarter.

The Paper segment generated an operating loss of $5.8 million compared to an operating loss of $8.0 million in the prior quarter. The aforementioned improvement in EBITDA generated the reduction in the operating loss.

PAPER

September 2006 Quarter vs September 2005 Quarter

The Paper segment generated EBITDA of $7.8 million on sales of $235.3 million. This compares to negative EBITDA of $1.4 million on sales of $230.7 million in the same quarter a year ago. The $4.6 million increase in sales results from higher shipments for all grades of paper partially offset by lower selling prices for coated papers. US $ reference prices were higher for newsprint and coated board while reference prices for coated paper declined. Currency had a negative impact on revenues as the Canadian $ averaged 7% higher versus the US $. The net price effect was a decrease of $37 per tonne, decreasing EBITDA by $9.8 million. The lower revenues were more than offset by lower manufacturing costs, primarily for energy. Manufacturing costs also benefited from a more favourable exchange rate on the St. Francisville papermill’s US $ costs and less downtime. Total downtime in the September quarter was 1,400 tonnes compared to 12,700 tonnes in the year ago period.

The Paper segment generated an operating loss of $5.8 million compared to an operating loss of $108.1 million a year ago. In addition to the aforementioned improvement in EBITDA, the operating loss declined due to an unusual item charge of $92.8 million recorded in the prior year period. The unusual item related to three specific items. As a result of the permanent closure of the pressurized groundwood pulping line and one of the four paper machines at the St. Francisville, Louisiana papermill, the Company recorded a non-cash charge of $39.8 million relating to the reduction of the carrying value of the fixed and other related assets. Employee severance and other closure costs amounting to $5.2 million were also recorded. Also during the September 2005 quarter, the Company recorded a non-cash charge of $26.3 million relating to the reduction of the carrying value of a dismantled paper machine. Finally, the Company performed the required annual impairment test of goodwill and found that impairment did exist in relation to its newsprint business. As a result, a goodwill impairment charge of $21.6 million was recorded.

Year ended September 2006 vs Year ended September 2005

The Paper segment generated negative EBITDA of $11.2 million on sales of $874.4 million compared to negative EBITDA of $13.1 million on sales of $942.8 million in fiscal 2005. The $68.4 million decline in sales results primarily from lower shipments and prices for specialty and coated papers. Higher shipments and prices for newsprint provided a partial offset. The decline in specialty paper shipments relates to the permanent closure of the 68,000 tonnes per year Saint-Raymond, Quebec papermill, which occurred in May 2005, and the permanent closure of the 80,000 tonnes per year uncoated bleached board machine at the St. Francisville, Louisiana papermill, which occurred in December 2005. US $ reference prices increased for all grades of paper, however, this was offset by a stronger Canadian $, which averaged 7% higher versus the US $. The net price effect was a decrease of $16 per tonne, decreasing EBITDA by $15.9 million. Several factors contributed to lower manufacturing costs, including a more favourable exchange rate on the St. Francisville papermill’s US $ costs and the avoidance of EBITDA losses from the idled Saint-Raymond papermill. Total downtime in fiscal 2006 was 18,500 tonnes compared to 46,700 tonnes in the prior year.

The Paper segment generated an operating loss of $71.9 million compared to an operating loss of $267.2 million in the prior year. The current year results include a charge of $7.1 million relating to severance and related costs for the restructuring of the St. Francisville papermill. The prior year included several unusual item charges. The largest item was a charge of $100.7 million relating to the permanent closure of the Saint-Raymond papermill. As a result of the permanent closure of the pressurized groundwood pulping line and one of the four paper machines at the St. Francisville, Louisiana papermill, the Company recorded a non-cash charge of $39.8 million relating to the reduction of the carrying value of the fixed and other related assets. Employee severance and other closure costs amounting to $5.2 million were also recorded. Also during the prior year, the Company recorded a non-cash charge of $26.3 million relating to the reduction of the carrying value of a dismantled paper machine. Finally, the Company performed the required annual impairment test of goodwill and found that impairment did exist in relation to its newsprint business. As a result, a goodwill impairment charge of $21.6 million was recorded.

FINANCIAL POSITION

	Fiscal 2005				Fiscal 2006

	Dec 04	Mar 05	Jun 05	Sep 05	Dec 05	Mar 06	Jun 06	Sep 06

Net debt / total capitalization	49.0%	52.3%	55.8%	58.8%	62.0%	65.6%	64.5%	65.3%
EBITDA / interest on
indebtedness (times)	(0.4)	0.5	0.8	(0.1)	(0.8)	0.2	0.6	0.9

Cash flow from (used by)
operations before working
capital changes ($ millions)	(25.8)	17.9	(11.1)	6.4	(54.2)	(27.1)	(13.8)	(1.9)
Net fixed asset additions ($ millions)	(33.1)	(29.6)	(36.7)	(45.6)	(24.0)	(24.9)	(16.9)	(20.5)

Free cash flow (negative) ($ millions)	(58.9)	(11.7)	(47.8)	(39.2)	(78.2)	(52.0)	(30.7)	(22.4)

Amounts in the above table have not been restated to reflect the sale of the OSB business and its reclassification to discontinued operations.

Cash flow from operations before working capital changes for fiscal 2006 was negative $97.0 million, a $84.4 million decline from the comparable period a year ago. The reduced cash flow is due to a $132.6 million decline in proceeds from derivative financial instruments. The Company had disposed of substantially all of its foreign exchange derivative instruments in the September 2005 quarter. For the year ended September 2006, non-cash working capital items generated $66.5 million, as compared to $24.7 million used by the same items in the prior year. A significant portion of this change relates to inventories. During fiscal 2006, the Company reduced inventories, primarily in the pulp business, by $82.3 million. This is the opposite of what occurred in the prior year when inventories increased by $28.4 million. After allowing for net fixed asset additions of $86.3 million, free cash flow for fiscal 2006 was negative $183.3 million versus a negative amount of $157.6 million a year ago.

In response to relatively low EBITDA brought on by difficult market conditions, the stronger Canadian $ and significant export duties on lumber shipped to the US, the Company has continued to curtail capital expenditures. During the fiscal 2006, net fixed asset additions totalled $86.3 million compared to $145.0 million in the prior year. The amount spent is equal to 43% of fixed asset depreciation and 2.6% of sales.

During the prior year period, the Company purchased and cancelled 244,700 shares at a total cost of $1.9 million. As the average price paid was less than the average issue price at September 25, 2004, a purchase discount of $0.5 million was credited to contributed surplus. Pursuant to its normal course issuer bid, the Company could have repurchased an additional 4,280,811 shares to October 18, 2006 at which time the normal course issuer bid expired. In light of relatively low margins and the Company’s focus on maximizing liquidity, it was decided not to extend the normal course issuer bid for another year.

Net debt to total capitalization stood at 65.3% at September 2006, an increase from 58.8% as at September 2005. The negative free cash flow of $183.3 million generated the increase. During fiscal 2006, debt increased by $7.8 million in relation to the Company’s proportionate share of the Temlam joint venture debt. The funds were used to complete the construction of a laminated veneer lumber facility in Amos, Quebec. As part of its long-term strategy, Tembec has resolved to maintain its percentage of net debt to total capital at 40% or less. In the absence of a sustained improvement in the pricing levels of the Company’s main products or a weakening of the Canadian $, it will be difficult to attain this target.

The higher leverage continues to put pressure on the Company’s various credit ratings. In September 2005, S&P reduced its long-term corporate credit and unsecured debt ratings to CCC+ (negative outlook). In January 2006, S&P reduced the ratings to CCC- (negative outlook) and the rating was affirmed in June 2006. In May 2005, Moody’s reduced its senior implied, senior unsecured and issuer ratings to B3 (stable outlook). In January 2006, Moody’s reduced its senior unsecured notes and debenture ratings to Ca (stable outlook). In October 2005, DBRS reduced its senior unsecured debt ratings to B (low) (negative trend). In January 2006, DBRS reduced the rating to CCC (negative trend).

FINANCIAL POSITION

At the end of September 2006, the Company had cash, temporary investments and derivative financial instruments of $31.4 million plus unused operating lines of $34.1 million. At September 2005, the date of the last audited financial statements, the Company had cash, temporary investments and derivative financial instruments of $56.7 million and unused operating lines of $211.6 million.

The following table summarizes unused operating lines by major area:

Operating Lines - Unused
$ millions	Sept	Sept
	2005	2006

Canadian operations	161.4	0.2
US operations	6.2	1.0
French operations	34.1	20.3
Proportionate share of joint ventures	9.9	12.6

	211.6	34.1

The Company has in place a committed facility of $150 million maturing in March 2009. As of the end of the September quarter, the amount available on this facility (borrowing base) was $99.1 million, of which $0.2 million was unused. The facility is secured by receivables and inventory. The Company also has in place a committed facility of $135.6 million maturing in June 2008, secured by receivables and inventory. As of the end of the September quarter, the facility was fully utilized.

During the June 2006 quarter, the St. Francisville operating line of US $20 million expired. The Company is currently in discussions with a potential lender to put in place a similar facility for the operation. The Company would expect to finalize the new loan in the December 2006 quarter.

The consolidated financial statements are presented on the assumption that the Company continues as a going concern in accordance with Canadian GAAP. The going concern basis of presentation assumes that the Company will continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. In the prior two quarterly financial statements, there was reasonable doubt about the appropriateness of using the going concern assumption because of the Company’s relatively low liquidity position coupled with its expected operating cash flow. On October 30, 2006, the Company received a US $242 million payment pertaining to the recovery of lumber export duties (see Note 11 Subsequent Event in the financial statements). Because of the uncertainty of the recovery, these funds had not been included in prior period forecasted operating cash flows. The receipt of these funds has resulted in the withdrawal of the going concern issue.

FINANCIAL PERFORMANCE & OTHER DATA

		Fiscal 2005				Fiscal 2006

		Dec 04	Mar 05	Jun 05	Sep 05	Dec 05	Mar 06	Jun 06	Sep 06
Cash return on capital
employed (1)(2)		(1.2)%	1.3%	2.3%	(0.3)%	(2.2)%	0.6%	1.8%	2.6%
Return on capital employed (1)(2)		2.5%	(0.5) %	(14.9) %	(14.9)%	(7.2)%	(20.2) %	2.3%	(4.8)%
Return on equity (1)(2)		(0.2)%	(8.9) %	(52.2) %	(56.6)%	(35.3)%	(92.5) %	(4.2) %	(35.8)%

Shares outstanding - end of
quarter (millions)		85.6	85.6	85.6	85.6	85.6	85.6	85.6	85.6
Book value per share ($) (2)		13.93	13.63	11.97	10.40	9.53	7.57	7.49	7.03

Foreign exchange:
1 C$ = US$	- average	0.818	0.815	0.804	0.831	0.852	0.867	0.890	0.892
	- period end	0.813	0.823	0.811	0.854	0.858	0.856	0.890	0.895
1 Euro = US$	- average	1.293	1.314	1.262	1.221	1.189	1.202	1.256	1.273
	- period end	1.353	1.295	1.210	1.205	1.186	1.204	1.251	1.268
1 Euro = C$	- average	1.580	1.612	1.570	1.470	1.396	1.387	1.411	1.427
	- period end	1.664	1.573	1.492	1.411	1.383	1.407	1.406	1.417

(1)	% returns for each quarter have been annualized.
(2)	Amounts shown relating to fiscal 2005 and the December 2005 quarter are based on the Company's actual reported results and have not been restated to reflect the sale of the OSB business and its reclassification to discontinued operations.

The improved operating results were driven by higher pricing in the pulp and paper businesses. Strong demand for pulp is expected to continue. The operating rates for newsprint remain high, however, the continued downward trend in demand is a concern. The lumber markets have softened due to lower demand for housing in the United States, which has depressed prices. Going forward, we do not anticipate any significant currency relief as the Canadian $ continues to trade in the US $0.87 -$0.90 range. The primary challenges faced by the industry are the strength of the Canadian $ and higher chemical, energy and wood costs, particularly in Eastern Canada. These issues are being addressed as part of the Company’s recovery plan. While the recent softwood lumber agreement does not represent an optimal outcome for Canadian lumber manufacturers, it has replenished the Company’s liquidity. Our efforts will now turn to ensuring we optimize our operations given the new lumber export taxes and quotas.

Liquidity at the end of September 2006 was $65.5 million. The receipt of US $242 million relating to lumber duties in October substantially increased the Company’s overall liquidity levels. In addition, the Company continues with other initiatives to improve liquidity. The target for calendar 2006 remains $200 million, including the sale of the OSB business that was successfully completed in late February for $98 million.

DEFINITIONS – NON-GAAP FINANCIAL MEASURES

The following summarizes non-GAAP financial measures utilized in the MD&A. As there is no generally accepted method of calculating these financial measures, they may not be comparable to similar measures reported by other companies.

EBITDA refers to earnings before unusual items, interest, income taxes, depreciation, amortization and other non-operating expenses and revenues. The Company considers EBITDA to be a useful indicator of the financial performance of the Company, the business segments and the individual business units.

Free Cash Flow refers to cash provided by operating activities before changes in non-cash working capital balances less net fixed asset additions. Working capital changes are excluded as they are often seasonal and temporary in nature. The Company considers free cash flow to be a useful indicator of its ability to generate discretionary cash flow, thereby improving its overall liquidity position.

Net debt refers to debt less cash and cash equivalents such as marketable securities or temporary investments.

Total capitalization refers to net debt plus future income taxes, other long-term liabilities and shareholders’ equity.

Net debt to total capitalization is used by the Company to measure its financial leverage.

Cash return on capital employed (CROCE) refers to EBITDA for a given period divided by the average gross capital employed for the period. Gross capital employed is the sum of working capital (accounts receivable, inventories and prepaid expenses less accounts payable), undepreciated fixed assets and other assets. The Company considers this to be a useful indicator of financial returns being generated by the Company.

Return on capital employed (ROCE) refers to net earnings (or loss) for a given period, adjusted for the after-tax impact of interest expense, divided by the average of total assets less non-interest bearing current liabilities for the period. The Company utilizes this measure to compare its performance to other competitors in its industry. The long-term incentive plan for senior management is based on ROCE performance.

Return on Equity (ROE) refers to net earnings or loss for a given period divided by the average shareholders’ equity for the period.